Exhibit 99.1

4D pharma announces positive topline results from Part A of Phase I/II trial of MRx-4DP0004 for the treatment of asthma

Part A of the study meets primary endpoint of safety and tolerability

Achieved multiple key secondary endpoints relating to improved asthma control compared to placebo

Leeds, UK, December 13, 2021 - 4D pharma plc (AIM: DDDD, NASDAQ: LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announces positive topline results from Part A of its Phase I/II clinical trial of MRx-4DP0004, an orally-delivered single strain Live Biotherapeutic being developed for the treatment of asthma.

The Phase I/II trial is a multi-center, double-blind, placebo-controlled study in patients with partly controlled asthma taking long-term medication. The primary endpoint of Part A was to evaluate the safety and tolerability of MRx-4DP0004 with secondary endpoints evaluating clinical activity.

Part A met the primary endpoint and the safety profile of MRx-4DP0004 was comparable to placebo. No serious adverse events (SAEs) related to treatment were reported.

In addition, MRx-4DP0004 generated promising signals of clinical activity which support progression into Part B of the study. Part B is expected to enroll up to 90 patients, informed by the clinical signals identified in Part A.

“The results from Part A of 4D pharma’s Phase I/II study of MRx-4DP0004 as a treatment for asthma are an important step forward in our development of a new safe oral therapeutic for asthma patients,” said Dr. Alex Stevenson, Chief Scientific Officer of 4D pharma. “Not only do the results support the excellent safety profile shown to date across our clinical pipeline of Live Biotherapeutics for a variety of indications, but also demonstrate our ability to identify and develop single strain LBPs with potent systemic activity using our MicroRx® platform. MRx-4DP0004 has shown encouraging activity in key secondary endpoints of clinical activity, and this data will help to guide the selection of patients for future development of the product.”

“For a study of this size in a relatively mild and heterogeneous population the signals are encouraging and if the effects on ACQ and SABA are maintained in larger numbers of participants and confirmed in later studies then could be clinically meaningful,” said Prof. Chris Brightling, NIHR Senior Investigator and Clinical Professor in Respiratory Medicine at the University of Leicester. “Asthma is a heterogeneous disease of numerous clinical phenotypes. Current therapeutic options are not effective in all severe patients and thus there remains a significant unmet need for new treatment options. I look forward to the results of the Part B expansion phase, which will help to further identify an optimal target patient population for future development of MRx-4DP0004.”

Trial overview and Topline Results from Part A

Part A enrolled 34 patients, randomized 1:1 to receive oral MRx-4DP0004 or placebo twice daily for 12 weeks, in addition to their usual maintenance therapy of inhaled corticosteroids (ICS) with or without long-acting beta agonist (LABA). 29 patients were evaluable for secondary endpoints of clinical activity. Part A of the study was not powered for statistical significance.

●	MRx-4DP0004 achieved the primary endpoint of safety and tolerability in combination with ICS and LABA.

●	The safety profile of MRx-4DP0004 was comparable to placebo and no serious adverse events (SAEs) related to treatment were reported.

●	A greater proportion of patients receiving MRx-4DP0004 reduced their dependence on short-acting beta agonist (SABA) rescue medication compared to placebo. Reduced SABA use is a key indicator of improved asthma control.

●	A greater proportion of patients receiving MRx-4DP0004 had a clinically meaningful increase in Asthma Quality of Life Questionnaire (AQLQ) scores of ≥0.5 at end of treatment, compared to placebo.

●	MRx-4DP0004 achieved a greater mean change from baseline in ACQ-6 score than placebo at end of treatment. ACQ-6 is a well-established and widely used scale to measure asthma control.

●	In addition, at end of treatment, a greater proportion of patients receiving MRx-4DP0004 experienced clinically meaningful reductions from baseline in ACQ-6 scores of ≥0.5, than in the placebo arm

●	Two of 16 patients randomized to placebo experienced asthma exacerbations, compared to one of 18 patients randomized to MRx-4DP0004.

About MRx-4DP0004

MRx-4DP0004 is an oral, immunomodulatory, single strain Live Biotherapeutic product. 4D pharma has demonstrated MRx-4DP0004’s ability to reduce airway inflammation in a pre-clinical model of severe asthma. This is achieved through a concurrent reduction in both neutrophilic and eosinophilic infiltration and inflammation. MRx-4DP0004 is currently being evaluated in a two-part, randomized, double-blinded, placebo-controlled study evaluating the safety and tolerability of MRx-4DP0004 in patients with partly controlled asthma (Clinical Trial identifier: NCT03851250).

About Asthma

Asthma is an inflammatory disease of the lungs characterized by recurring symptoms, reversible airflow obstruction, and bronchospasm. Asthma affects 300 million people globally. Between 5-10% of asthma patients have the severe form of the disease, which is refractory to steroid treatment and cannot be controlled with high-intensity treatments and accounts for more than 50% of asthma associated healthcare costs. There is a growing body of evidence linking the gut microbiome to the development of asthma. The global asthma therapeutics market is projected to reach $23.1 billion by 2023.

In severe asthma, airway inflammation can be predominantly eosinophilic, neutrophilic or mixed. Whilst a number of biologics have recently been approved to treat patients with eosinophilic disease, there are currently no approved therapies for patients who present with a neutrophilic phenotype.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D pharma has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D’s Live Biotherapeutic Products are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical studies in progress, namely a Phase II clinical study of Blautix® in Irritable Bowel Syndrome (IBS), a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, and a Phase I/II study of MRx-4DP0004 in asthma. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com.

Contact Information:

4D

Duncan Peyton, Chief Executive Officer +44 (0)113 895 0130

Investor Relations ir@4dpharmaplc.com

Singer Capital Markets - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Aubrey Powell / Justin McKeegan

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson

Stern Investor Relations

Julie Seidel +1-212-362-1200

Julie.seidel@sternir.com

Image Box Communications

Neil Hunter / Michelle Boxall +44 (0)20 8943 4685

6 Degrees

Lynne Dardanell +1-336-202-9689

ldardanell@6degreespr.com

Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding the efficacy of Live Biotherapeutics including MRx-4DP0004, its ability to impact the treatment of asthma, unmet medical need in asthma, and effectiveness of the MicroRx platform are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including the risks relating to the efficacy of its Live Biotherapeutic drug candidates including MRx-4DP0004, risk related to safety of investigational therapeutics, clinical development risk, and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.